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                          June 27, 2022

       Tony Lauro, II
       Chief Financial Officer
       BlockFi Inc.
       201 Montgomery Street, Suite 263
       Jersey City, NJ 07302

                                                        Re: BlockFi Inc.
                                                            Amendment No. 1 to
                                                            Application for
Qualification of Indenture under
                                                            the Trust Indenture
Act of 1939 on Form T-3
                                                            Filed June 24, 2022
                                                            File No. 022-29105

       Dear Mr. Lauro:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Section 307(c) of the Trust Indenture Act regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Sonia
Bednarowski at 202-551-3666 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance